Mail Stop 4561

September 3, 2009

Nigel W. Bennett
Chief Executive Officer
OpenTV Corp.
275 Sacramento Street
San Francisco, CA 94111

>    **Re:    OpenTV Corp.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2008**
>    **Filed March 10, 2009**
>    **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>    **Filed August 7, 2009**
>    **File No. 001-15473**

Dear Mr. Bennett:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.      In future filings, please indicate in this section whether you have any off-balance sheet arrangements.  If you have none, please so state.  See Item 303(a)(4) of Regulation S-K and Rule 12b-13 of the Exchange Act.

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Revenues, page 34

2.      We note your disclosure in a risk factor on page 13 that you sometimes face downward pricing pressures as a result of competition and the general economic climate.  Please tell us what consideration you gave to addressing in your Management's Discussion and Analysis the extent to which material increases in your revenues over the past three years are attributable to increases in the prices of your products.  See Item 303(a)(3)(iii) of Regulation S-K.

Royalties and licenses, page 34

3.      We note your disclosure that revenues from Echostar declined in fiscal 2008 as compared to fiscal 2007 in part because of the late receipt in 2009 of a royalty report for set-top boxes shipped in 2008.  Please tell us how you considered whether or not omitting the revenues on the late report from your consolidated financial statements for fiscal 2008 was an error pursuant to paragraph 25 of SFAS 154 or tell us what authoritative accounting literature you considered to determine your treatment of this report was appropriate.  Similar concerns apply to the inclusion of the revenues on this report in your condensed consolidated financial statements for the fiscal quarter ended March 31, 2009.

4.      You attribute a portion of changes in revenues in fiscal 2008 to changes in your agreement with Bell TV that converted your pricing model from an upfront royalty to a recurring subscription fee per set-top box.  In addition, we note your disclosures on page 5 that you intend to grow your subscription-based business.  In this regard, please tell us what consideration you gave to quantifying changes in the total volume and pricing of one-time license fees compared to changes in the total volume and pricing of subscription-based fees.  See Item 303(A)(3)(iii) of Regulation S-K.

Item 8.  Financial Statements and Supplementary Data

Note 3.  Summary of Significant Accounting Policies

Revenue Recognition, page F-11

5.      We note your statements on page 5 that you have entered into subscription based licensing arrangements with some of your network operator customers, pursuant to which you are paid a monthly fee for each set-top box that is deployed by the network operator for so long as that set-top box remains in use by the end-user, and you expect to derive an increasing portion of our revenues from subscriber-based fees.  You also indicate on page 29 that you may apply different revenue recognition policies to different customer contracts depending on whether the contracts are one-time licensing or subscription-based arrangements.  However, your revenue recognition policy does not appear to specifically address the differences between these types of arrangements.  In this regard, please clarify for us how your revenue recognition policy addresses your accounting for subscription-based arrangements.

Note 17.  Income Taxes, page F-32

6.      Please provide us with the calculation of your federal income tax benefit at the statutory rate of 35% of ($1,426) and ($2,950) for fiscal 2007 and 2006, respectively.

Item 9A.  Controls and Procedures

b.  Management Report on Internal Control Over Financial Reporting, page 54

7.      Please confirm that in future filings you will include the disclosure required by Item 308(a)(4) of Regulation S-K.

c.  Limitations on Controls, page 54

8.      We note your statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met."  Accordingly, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level.  Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.  Please confirm that you will provide similar disclosure in future filings.

d.  Significant Changes in Internal Control Over Financial Reporting, page 54

9.      We note your statement that "there were no additional changes in internal control
        over financial reporting implemented during the fourth quarter of fiscal 2008 that
        have materially affected, or are reasonably likely to materially affect, our internal
        control over financial reporting."  Please describe to us the specific changes you
        are referring to in this disclosure.  Additionally, in future filings, please remove
        the word "significant" from the title of this subsection and revise your disclosure
        to state clearly, if true, there *were* changes in your internal control over financial
        reporting that occurred during your last fiscal quarter that have materially
        affected, or are reasonably likely to materially affect your internal control over
        financial reporting.  See Item 307 of Regulation S-K.

Part III (From Form 10-K/A filed April 30, 2009)

Compensation Discussion and Analysis

Setting Executive Compensation, page 6

10.     Your disclosure in this section suggests that your compensation and nominating
        committee may have used information from other companies to determine
        compensation levels for your named executive officers.  Please clarify the precise
        nature of your benchmarking activities.  If you benchmark either total or
        individual elements of compensation against comparable companies, clarify how
        you benchmark, such as whether you set a specific percentile or range for total or
        individual compensation, and indentify the companies that comprise the
        benchmark.  See Item 402(b)(xiv) of Regulation S-K and Question 118.05 of our
        Regulation S-K Compliance and Disclosure Interpretations, available on our
        website.

Base Salary, page 7

11.     Your disclosure regarding how your compensation and nominating committee
        determined the salary adjustments made for your named executive officers in
        2008 is vague.  You indicate that adjustments to base salaries historically have
        been based on evaluations of job performance, changes in the scope of an
        executive's responsibilities, and company and market comparative data.  Please
        discuss the specific factors that your compensation and nominating committee
        considered in awarding salary increases to Messers. Bennett, Mukherjee,
        Beariault and Ivanchenko in 2008.  For example, please discuss any individual

and corporate performance criteria that were considered in setting base salaries for 2008. Please also discuss any changes in an executive's scope of responsibilities that resulted in a change in that executive's base salary in 2008. Tell us how the company weighed the various factors it considered.

Bonus, page 7

12.     In your response letter, please tell us the bonus awards, if any, that were paid to your named executive officers for 2008. We note from your disclosure in your Form 10-Q for the quarter ended June 30, 2009 that during the quarter you paid approximately $6.4 million in employee bonuses for achievement of company and individual performance objectives in 2008. Please tell us the individual target bonus amounts that were set for each of your named executive officers for 2008 and describe the individual and company performance goals that were the bases for the awards. Please also describe any other factors that the compensation and nominating committee considered in determining the size of the bonus awards. Please tell us when your compensation and nominating committee established the target bonus levels and individual and company performance goals used to determine the bonus awards for 2008. If the targets and goals were established before you filed your amended 10-K, please tell us why you did not disclose them in your filing. See Item 402(b)(vii) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. If you have omitted specific performance goals in reliance on Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive how likely it will be for the registrant to achieve the undisclosed target levels.

Potential Payments upon Termination or Change in Control, page 14

13.     In future filings, please quantify the estimated payments and benefits that each of your named executive officers would receive if terminated or if your company undergoes a change in control. See Item 402(j)(2) of Regulation S-K and Instruction 1 to Item 402(j).

Certain Relationships and Related Transactions, and Director Independence

Commercial Arrangements with Affiliates of Kudelski, page 21

14.     Please provide us with your analysis as to whether you are required to file your license and distribution agreement and your master services agreement with Nagravision SA as exhibits.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Exhibits

Exhibit 10.11

15.     We note that you previously filed this exhibit as Exhibit 4.23 to your Form 20-F filed on April 18, 2001 and that a confidential treatment order related to that exhibit was granted on August 23, 2001.  We note further that the confidential treatment order expired on March 19, 2006.  If you still require confidential treatment for this exhibit, you must file a request for extension of the confidential treatment order.  See Rule 24b-2 under the Exchange Act and Staff Legal Bulletin No. 1A.  If you no longer require, or satisfy the conditions for, confidential treatment in regard to the agreement, and the agreement is required to be filed under Item 601 of Regulation S-K, please amend your Form 10-K to file a complete, unredacted version of the agreement.

Exhibit 10.33

16.     We note that you have not provided schedules with Exhibits 10.33 and 10.34 that set forth the material terms of the executed agreements that differ from the form agreements that have been filed.  Please advise.  See Instruction 2 to Item 601 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

17.     We note your days sales outstanding appears to have increased significantly at June 30, 2009 as compared to December 31, 2008, and you attribute changes in operating cash flows primarily to changes in your accounts receivable balances.  In this regard, please tell us what consideration you gave to discussing the underlying drivers of your operating cash flows, such as why your days sales outstanding has increased.  See Section IV(B)(1) of SEC Release 33-8350.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief